UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BERRY GLOBAL GROUP, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-35672	20-5234618
(State or other Jurisdiction of	(Commission	(IRS Employer
Incorporation or Organization)	File Number)	Identification No.)

101 Oakley Street
Evansville, IN	64836
(Address of Principal Executive Offices)	(Zip Code)

Jason K. Greene

Chief Legal Officer

101 Oakley Street

Evansville, IN 47710

(812) 424-2904

(Name and Telephone Number, Including Area Code, of the

Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2019 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Berry Global Group, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2019 to December 31, 2019.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo and its adjoining countries. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products (the “Subject Minerals”).

The Company has conducted a good faith reasonable country of origin inquiry regarding the Subject Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources. The Company queried its suppliers, as part of its vender approval process, on whether the raw materials sourced by the Company, or contained in components/products purchased by the Company from any suppliers, contain any Conflict Minerals. For those who supply Conflict Minerals as part of their raw materials or that are contained in components/products purchased by the Company, the Company requires yearly certification on whether (i) the raw materials or components/products sourced by the Company contain any Conflict Minerals and (ii) for those suppliers that state that they do supply Conflict Minerals or components/products that contain Conflict Minerals, whether any of the Subject Minerals originated in the Covered Countries or may be from recycled or scrap sources. The Company reviewed and evaluated each response received from this inquiry and followed up by phone or email to confirm responses where necessary.

Based on this reasonable country of origin inquiry, the Company determined that the Subject Minerals did not originate in the Covered Countries or came from recycled or scrap sources.

This Form SD, along with the Company’s other filings is publicly available on the Company’s website at http://www.berryglobal.com, by clicking on “Investors” and then selecting “SEC Filings.” In addition, the Company’s Global Acquisition and Accountability Policy and Supplier Code of Conduct are publicly available on the Company’s website at http://www.berryglobal.com, by clicking on “Legal.” The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BERRY GLOBAL GROUP, INC.

By:	/s/ Jason K. Greene	May 28, 2020
	Jason K. Greene, Chief Legal Officer	(Date)